CUSIP NO.        98138J206

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Workhorse Group, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98138J206
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Seaport Global Asset Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. New York, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 3,856,754 shares
6 Shared Voting Power 0 shares Refer to Item 4 below.
7 Sole Dispositive Power 3,856,754 shares
8 Shared Dispositive Power 0 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,856,754 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A
11	Percent of Class Represented by Amount in Row (9)* 3.20% (1) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IA, OO

(1)	Percentage is calculated using as the numerator, the number of common shares held by the Reporting Person, and as the denominator, 120,529,157 common shares as of October 30, 2020, as reported by the Issuer’s Form 10-Q, File No. 001-37673, filed with the SEC on November 9, 2020.

Item 1.

(a)	Name of Issuer

Workhorse Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices

100 Commerce Drive Loveland, OH 45140

Item 2.

(a)	Name of Person Filing

Seaport Global Asset Management LLC

(b)	Address of Principal Business Office or, if none, Residence

360 Madison Avenue, 20th Floor New York, NY 10017

(c)	Citizenship

Seaport Global Asset Management LLC - New York, United States of America

(d)	Title of Class of Securities

Common Stock, $0.001 par value per share
(e)	CUSIP Number

98138J206

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of December 31, 2020, Seaport Global Asset Management LLC beneficially owned 3,856,754 shares of Common Stock, which is 3.20% of the Issuer’s outstanding Common Stock. The percentage herein is calculated based upon 120,529,157 shares of Common Stock issued and outstanding as of October 30, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2020.

(a)	Amount Beneficially Owned

Seaport Global Asset Management LLC – 3,856,754 shares

(b)	Percent of Class

Seaport Global Asset Management LLC – 3.20%

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

Seaport Global Asset Management LLC – 3,856,754 shares

(ii) shared power to vote or to direct the vote

Seaport Global Asset Management LLC - 0 shares

(iii)	sole power to dispose or to direct the disposition of

Seaport Global Asset Management LLC – 3,856,754 shares

(iv)	shared power to dispose or to direct the disposition of

Seaport Global Asset Management LLC - 0 shares

*** Shares reported herein represent shares held by investment advisory clients of Seaport Global Asset Management LLC.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 12, 2021

seaport global asset management LLC

By:	/s/ Michael Ring
Michael Ring Chief Financial Officer